UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)*

Blueknight Energy Partners, L.P.

(Name of Issuer)

Common Units representing limited partner interests

(Title of Class of Securities)

09625U109

(CUSIP Number)

Dov Gertzulin

DG Capital Management, LLC

460 Park Avenue, 22nd Floor

New York, NY 10022

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 4, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09625U109	SCHEDULE 13D	Page 2

1.	NAMES OF REPORTING PERSONS DG Capital Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,662,370
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,662,370

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,662,370
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.36% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IA

(1)

Calculated based on 41,856,847 common units (“Common Units”) of Blueknight Energy Partners, L.P. (the “Issuer”) issued and outstanding as of March 1, 2022, as reported in the Issuer’s Annual Report on Form 10-K (“Annual Report”) filed with the Securities and Exchange Commission (the “Commission”) on March 9, 2022.

CUSIP No. 09625U109	Page 3

1.	NAMES OF REPORTING PERSONS Dov Gertzulin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,662,370
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,662,370

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,662,370
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.36% (1)
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Calculated based on 41,856,847 Common Units issued and outstanding as of March 1, 2022, as reported in the Issuer’s Annual Report filed with the Commission on March 9, 2022.

CUSIP No. 09625U109	Page 4

1.	NAMES OF REPORTING PERSONS DG Value Partners II Master Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,124,430
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,124,430

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,124,430
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.08%
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1)	Calculated based on 41,856,847 Common Units issued and outstanding as of March 1, 2022, as reported in the Issuer’s Annual Report filed with the Commission on March 9, 2022.

Explanatory Note

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on October 13, 2021, as amended by Amendment No. 1 thereto filed with the Commission on November 16, 2021, Amendment No. 2 thereto filed with the Commission on December 23, 2021 and Amendment No. 3 thereto filed with the Commission on May 2, 2022 (collectively, the “Schedule 13D”), by the Reporting Persons relating to the Common Units of Blueknight Energy Partners, L.P. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by amending and replacing in their entirety each of Item 5(a), (b) and (c) as follows:

(a)–(b) Each Reporting Person’s beneficial ownership of the Common Units as of the date of this Amendment is reflected on that Reporting Person’s cover page. DG Capital and Dov Gertzulin beneficially own, in the aggregate, 2,662,370 Common Units, representing approximately 6.36% of the Issuer’s Common Units issued and outstanding. DG Value Partners II Master Fund, LP (“DG Value”) beneficially owns 2,124,430 Common Units, representing approximately 5.08% of the Issuer’s Common Units issued and outstanding. The percentages herein are calculated based on 41,856,847 Common Units issued and outstanding as of March 1, 2022, as reported in the Issuer’s Annual Report on Form 10-K filed with the Commission on March 9, 2022.

The Common Units reported herein are held by private investment funds, including DG Value and separately managed accounts (the “DG Entities”) for which DG Capital serves as the investment manager. Dov Gertzulin serves as the managing member of DG Capital. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Common Units owned directly by the DG Entities. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Common Units for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Common Units reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

(c) The transactions in Common Units by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D are set forth on Schedule I hereto which is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description

99.1	Joint Filing Agreement, by and among the Reporting Persons, dated as of October 13, 2021 (incorporated by reference to Exhibit 99.1 to the Schedule 13D).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 6, 2022

DG CAPITAL MANAGEMENT, LLC

By:	/s/ Dov Gertzulin
Name:	Dov Gertzulin
Title:	Managing Member

/s/ Dov Gertzulin
Dov Gertzulin

DG VALUE PARTNERS II MASTER FUND, LP

By:	/s/ Dov Gertzulin
Name:	Dov Gertzulin
Title:	Authorized Signatory

Schedule I

Transactions in Common Units by the Reporting Persons since the filing of Amendment No. 3 to the Schedule 13D

Name of Reporting Person	Transaction	Date	Amount of Common Units	Price per Common Unit
DG Value Partners II Master Fund, LP	Open market sale	05/02/2022	29,489	$4.56
DG Value Partners II Master Fund, LP	Open market sale	05/03/2022	1,811	$4.56
DG Value Partners II Master Fund, LP	Open market sale	05/03/2022	5,931	$4.56
DG Value Partners II Master Fund, LP	Open market sale	05/04/2022	75,000	$4.56
DG Value Partners II Master Fund, LP	Open market sale	05/04/2022	430,500	$4.56
DG Value Partners II Master Fund, LP	Open market sale	05/04/2022	39,736	$4.56
DG Value Partners II Master Fund, LP	Open market sale	05/05/2022	12,153	$4.55